July 22, 2019

Kirkland Andrews
Chief Financial Officer
NRG Energy, Inc.
804 Carnegie Center
Princeton, New Jersey 08540

       Re: NRG Energy, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-15891

Dear Mr. Andrews:

        We have reviewed your July 11, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our June 25, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 15 - Investments Accounted for by the Equity Method and Variable Interest Entities
Variable Interest Entities, page 165

1. We have read your response to comment 2. Please explain to us in further detail how you concluded that operating the plant was no longer an activity which most significantly impacted the economics of Ivanpah. Refer to ASC 810-10-25-38B.
Additionally,
      summarize for us the primary partner's involvement in and rights with regard to operating and capital design and deployment activities and how you concluded such rights were now substantive rather than participating in nature. Please be detailed in your response.
 Kirkland Andrews
FirstName LastNameKirkland Andrews
NRG Energy, Inc.
Comapany NameNRG Energy, Inc.
July 22, 2019
Page 2
July 22, 2019 Page 2
FirstName LastName
        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Donna Di
Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding this comment on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Consumer
Products